[redacted]

11022569

N.S. 8/11/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2 5 2011
WASH DC
208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2010 (MM/DD/YY) AND ENDING 05/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston (City) TX (State) 77069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seidel, Schroeder & Company
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road (Address) Brenham (City) Texas (State) 77833 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/15

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK E. POE, III
MY COMMISSION EXPIRES
DECEMBER 12, 2012

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Church Finance, Inc.

Financial Statements

For the Years Ended May 31, 2011 and 2010

With

Independent Auditors' Report

TABLE OF CONTENTS

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the accompanying statements of financial condition of Security Church Finance, Inc. as of May 31, 2011 and 2010 and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2011 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

July 19, 2011

Seidel, Schroeder & Company

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

SECURITY CHURCH FINANCE, INC.
STATEMENTS OF FINANCIAL CONDITION
May 31, 2011 and 2010

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 59,605	$ 148,835
Accounts receivable	3,825	-
Advances to agents	1,251	2,585
TOTAL CURRENT ASSETS	64,681	151,420
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	56,164	70,623
Less accumulated depreciation	(46,875)	(65,717)
TOTAL PROPERTY AND EQUIPMENT	9,289	4,906
Cash surrender value of officers' life insurance	43,745	42,875
Marketable securities	2,532	1,947
TOTAL OTHER ASSETS	46,277	44,822
TOTAL ASSETS	$ 120,247	$ 201,148

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENTS OF FINANCIAL CONDITION - Continued
May 31, 2011 and 2010

	2011	2010
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$ 6,662	$ 2,558
Amounts due churches and other liabilities	40,476	38,383
TOTAL CURRENT LIABILITIES	47,138	40,941
TOTAL LIABILITIES	47,138	40,941
STOCKHOLDERS' EQUITY:		
Preferred stock series A, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	100,000	100,000
Preferred stock series B, $50 par and liquidation value, 1,000 shares authorized, 0 and 1,000 issued and outstanding at May 31, 2011 and 2010, respectively	-	50,000
Preferred stock series C, $50 par and liquidation value, 600 shares authorized, 0 and 600 issued and outstanding at May 31, 2011 and 2010, respectively	-	30,000
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding	20,000	20,000
Additional paid-in capital	2,500	2,500
Retained earnings	2,026	9,709
Accumulated other comprehensive loss	(1,417)	(2,002)
	123,109	210,207
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	73,109	160,207
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 120,247	$ 201,148

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED MAY 31, 2011 AND 2010

	2011	2010
REVENUES:		
Program fees	$ 367,428	$ 338,751
Brokerage commissions	443,430	296,814
Fiscal agent and service fees	96,951	87,933
	907,809	723,498
EXPENSES:		
Commissions	323,195	233,890
Salaries and benefits	385,585	279,147
Advertising, postage and printing	21,663	17,266
Rent, telephone, utilities, maintenance and supplies	36,713	33,899
General insurance, taxes and licenses	50,656	32,477
Travel and entertainment	33,414	21,364
Professional fees, dues and subscriptions	14,834	9,400
Depreciation	2,363	3,219
Other	4,671	1,220
Total Expenses	873,094	631,882
OPERATING INCOME	34,715	91,616
OTHER INCOME:		
Interest and other income	1,295	1,087
INCOME BEFORE FEDERAL INCOME TAX	36,010	92,703
Federal income tax expense	-	-
NET INCOME	$ 36,010	$ 92,703
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	585	(277)
COMPREHENSIVE INCOME	$ 36,595	$ 92,426

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2011 AND 2010

	Preferred Stock						Common Stock		Additional			Other	
	Series A		Series B		Series C			Common	Paid-in	Retained	Treasury	Comprehensive	
	Shares	Stock	Shares	Stock	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Income (Loss)	Total
Balance at May 31, 2009	2,000	$100,000	1000	$ 50,000	-	$ -	160	$ 20,000	$ 2,500	$(82,994)	$ (50,000)	$ (1,725)	$ 37,781
Net income for the year										92,703			92,703
Dividends paid													-
Issuance of preferred stock					600	$30,000							30,000
Unrealized holding loss												(277)	(277)
Balance at May 31, 2010	2,000	$100,000	1000	$ 50,000	600	$30,000	160	$ 20,000	$ 2,500	$ 9,709	$ (50,000)	$ (2,002)	$ 160,207
Net income for the year										36,010			36,010
Dividends paid										(43,693)			(43,693)
Redemption of preferred stock			(1,000)	(50,000)	(600)	(30,000)							(80,000)
Unrealized holding gain												585	585
Balance at May 31, 2011	2,000	$100,000	-	$ -	0	$ -	160	$ 20,000	$ 2,500	$ 2,026	$ (50,000)	$ (1,417)	$ 73,109

See accompanying notes to financial statements

SECURITY CHURCH FINANCE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 36,010	$ 92,703
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,363	3,219
Changes in assets and liabilities:		
Accounts receivable	(3,825)	570
Advances to agents	1,334	(2,000)
Cash value of life insurance	(870)	(880)
Trade accounts payable	4,104	(1,937)
Accrued expenses and other liabilities	2,093	(34,194)
Total adjustments	5,199	(35,222)
Net cash provided by (used in) operating activities	41,209	57,481
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(6,746)	(647)
Net cash used in investing activities	(6,746)	(647)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of preferred stock	-	30,000
Redemption of preferred stock	(80,000)	
Dividends paid	(43,693)	-
Net cash provided by (used in) financing activities	(123,693)	30,000
NET INCREASE (DECREASE) IN CASH AND EQUIVALEN	(89,230)	86,834
CASH AND EQUIVALENTS, BEGINNING OF YEAR	148,835	62,001
CASH AND EQUIVALENTS, END OF YEAR	$ 59,605	$ 148,835

See accompanying notes to financial statements

Note 1 – Summary of Significant Accounting Policies

(a) Organization and description of business

Security Church Finance, Inc. ("SCF" or "the Company") is a fully-disclosed broker-dealer engaged in the brokerage of mortgage bonds. SCF was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues. The Company's headquarters are located in Houston, Texas.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC").

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company's deposits held with financial institutions were under the Federal Deposit Insurance Corporation (FDIC) maximum coverage of $250,000 as of May 31, 2011 and 2010.

Note 1 – Summary of Significant Accounting Policies, cont.

(d) Accounts receivable

The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its accounts receivable and has not established an allowance for doubtful accounts, based on its history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

(e) Property, plant, and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements or additions are capitalized.

(f) Cash surrender value of officers' life insurance

As of May 31, 2011, the Company was the owner of life insurance policies of one of its officers. The cash value of the Company's officers' life insurance contract is recorded on the Company's balance sheet at the cash surrender value of the policy as of the balance sheet date. The cash surrender values relative to the policies in place at May 31, 2011 and 2010 was $43,745 and $42,875, respectively.

(g) Provision for income taxes

The Company uses the asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles in the United States, which require the Company to assess the likelihood that tax positions (based on their technical merit) will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 1 – Summary of Significant Accounting Policies, cont.

(h) Revenue recognition

The Company provides professional and technical services in preparing bond issues. Typically, the Company's client, a church, pays the company a consulting fee which is recognized as revenue when received, for services provided at that time. The remaining fees are generally collected and recognized over time as revenue when bond proceeds are received by the third party escrow agent and when all escrow requirements are met.

(i) Marketable securities

The Company categorizes marketable securities as available-for-sale securities. Unrealized marketable securities gains and temporary losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statement of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(j) Fair value of financial instruments

The carrying value of the Company's financial instruments including cash and cash equivalents, cash surrender value of life insurance policy, accounts receivable and payables approximates their fair values.

(k) Credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party.

Note 2 - Stockholders' Equity

The Company has four classes of stock as follows:

Common stock which has a par value of $50.00 per share, each share is entitled to one vote and dividends are declared at the discretion of Management.

Note 2 - Stockholders' Equity, cont.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

Preferred stock "Series B" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $7.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share. During the year ending May 15, 2009, the Company issued 1000 shares of Series B Preferred Stock to two of its officers and received $50,000 in cash. On October 26, 2010, the Company redeemed all of the Series B stock at $50.00 per share.

Preferred stock "Series C" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share, plus all accrued and unpaid preferred dividends. On November 5, 2009, the Company issued 600 shares of Series C Preferred Stock to one of its officers and received $30,000 in cash. On October 26, 2010, the Company redeemed all of the Series C stock at $50.00 per share.

Note 3 – Commitments and Contingencies

On June 30, 2008, the Company entered into a lease with a third-party to lease office space for $1,500 per month. The lease continues indefinitely until Lessor or Lessee gives three months' notice to the other party. Rental expense was $18,000 for each of the years ended May 31, 2011 and 2010.

Note 4 - Employee Benefit Plan

The Company has a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2011 and 2010 was $1,365 and $952, respectively.

Note 4 - Employee Benefit Plan, cont.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

Note 5 - Income Taxes

As of May 31, 2011 and 2010, no provision has been made in the accompanying financial statements for income tax expense as a result of net operating loss ("NOL") carryforwards from previous years of losses. In 2011 taxable income in the amount of $36,011 was offset by an NOL of the same amount resulting in zero taxable income for federal income tax purposes.

As of May 31, 2011, the Company estimated the remaining available NOL carryforwards to be approximately $226,301 and the Company's total deferred tax assets relating to the carryforwards amounted to approximately $56,575 which will begin to expire in 2026. At May 31, 2010 deferred tax assets attributed to NOL carryforwards amounted to $65,629. As of May 31, 2011 and 2010, the Company estimated deferred tax assets from other timing differences to be $10,816 and $10,632, respectively. The Company has a valuation allowance for the full assessment of the deferred tax assets at May 31, 2011 and 2010 as management does not believe it is more likely than not that the valuation of the asset is recoverable.

The Company's federal income tax returns have not been audited by the Internal Revenue Service and the Company has not been notified of any pending federal or state income tax audits, and is not aware of any income tax controversies that are likely to occur with any taxing authority. Tax returns for the years ending May 31, 2009 and later are open to examination.

Note 6 – Marketable Securities

Fair value of the available-for-sale marketable equity security is measured on a recurring basis, using quoted prices in active markets for identical assets (Level 1), at May 31, 2011 and 2010. The aggregate fair value as of May 31, 2011 and 2010 were $2,532 and $1,947 respectively. The total gain on securities held for the year ended May 31, 2011 was $585 and the total loss on securities held for the year ended May 31, 2010 was $277.

Note 7 – Amounts Due Churches

At May 31, 2011 and 2010 a contingent liability is recognized for $38,038. The contingency relates to refundable deposits received from churches to initiate the prospectus and fact finding process for prospective bond issues. If the church decides not to proceed with the bond issue, the refundable deposit is returned to the church less cost incurred to date. Beginning in the 2010 fiscal year the Company's contracts with churches specifies that the deposits are non-refundable.

Note 8 - Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2011 the Company was in compliance with both requirements.

Note 9 – Subsequent Events

Management of the Company has evaluated subsequent events through July 19, 2011, the date the financial statement were available to be issued. No additional disclosures or modifications were deemed necessary.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
May 31, 2011

NET CAPITAL

Total Stockholders' equity	$	73,109
Deductions		
A. Non-allowable assets		
Accounts receivable		(3,825)
Advances to agents		(1,251)
Furniture and equipment, net		(9,289)
B. Haircuts on securities		(380)
Net Capital	$	58,364
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	58,364

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2011

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2011

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.